Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 11, 2017

Re:	Denim.LA, Inc.
Offering Statement on Form 1-A
Filed August, 2017
File No. 024-10718

Dear Mr. Reynolds:

On behalf of Denim.LA, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on August 15, 2017, or as soon thereafter as is practicable.

Sincerely,

Denim.LA, Inc.

/s/ Mark Lynn

Mark Lynn

Chief Executive Officer

Denim.LA, Inc

Cc: Andrew Stephenson

KHLK LLP